EXHIBIT 99.1

Incentive Program for the Conversion of BDRs into Shares

ROAD TOWN, British Virgin Islands, Oct. 02, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO; B3: AURA33) (“Aura” ou “Companhia”) Announces to the holders of the Company’s Brazilian Depositary Receipts ("BDRs") the launch of the Incentive Program for the conversion of BDRs into common shares (“Incentive Program”), under which holders may request the conversion of their BDRs (“AURA33”) into the underlying common shares (“AUGO”) listed on Nasdaq (“common shares”), at a ratio of three to one, without being required to pay the applicable fees charged by Banco Bradesco. The Incentive Program will be available for a fixed period of 32 days, from October 6, 2025, to November 6, 2025 (“Subsidy Period”).

Information Regarding the Incentive Program:

(i) Each BDR holder is entitled to submit only one conversion request, regardless of the number of BDRs included in that request. Once the conversion is completed, any subsequent conversions will be at the sole responsibility and expense of the holder.

(ii) One common share is equivalent to three BDRs, and therefore the conversion must comply with this ratio.

(iii) The request must be submitted during the Subsidy Period, that is, between October 6, 2025, and November 6, 2025.

(iv) Aura will cover the conversion fees charged by Banco Bradesco on behalf of the shareholders, provided that the conditions mentioned above are met.

(v) The Company shall not be held responsible for the procedures to be undertaken by holders for the conversion of their BDRs into common shares. It is the sole responsibility of each holder to instruct their brokers, both in Brazil and abroad, to properly follow the required procedures for converting BDRs into common shares.

This program is part of Aura’s strategy to consolidate and increase the trading of its shares on Nasdaq and is not expected to have an impact on the Company’s financial performance.

For more information, please visit https://www.auraminerals.com/en/

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Caution Regarding Forward-Looking Information and Statements

This press release includes certain statements and information that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and/or "forward-looking statements" within the meaning of applicable United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to potential for higher returns and growth at Borborema; and amounts of mineral reserves and mineral resources. Often, but not always, forward-looking statements may be identified by the use of words such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Important factors that may cause actual results to vary. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities laws.

Investor Relations
ri@auraminerals.com